

12061276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aviva Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 10th Street, Suite 1000

(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gweneth K. Gosselink 515-657-8516

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Martin Dyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aviva Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

GWENETH K. GOSSELINK
Commission Number 139499
My Commission Expires
May 15, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Statements and Supplemental Information

Aviva Securities, LLC
Year Ended December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Aviva Securities, LLC
Year Ended December 31, 2011
With Report of Independent Registered Public Accounting Firm

Aviva Securities, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2011

Contents



Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Aviva Securities, LLC

We have audited the accompanying statement of financial condition of Aviva Securities, LLC (the Company, an indirect wholly owned subsidiary of Aviva USA Corporation) as of December 31, 2011 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviva Securities, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying Supplementary Information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 22, 2012

Aviva Securities, LLC

Statement of Financial Condition

	December 31 2011
Assets	
Cash and cash equivalents	$ 1,290,094
Fixed maturity securities, at fair value (amortized cost of $5,208,951)	5,730,124
Amounts due from affiliate	993
Other assets	58,479
Total assets	$ 7,079,690
Liabilities and stockholder's equity	
Total liabilities	$ –
Stockholder's equity:	
Common stock, no par value:	
Authorized, issued, and outstanding – 100 shares	5,000
Additional paid-in capital	9,243,366
Accumulated deficit	(2,168,676)
Total stockholder's equity	7,079,690
Total liabilities and stockholder's equity	$ 7,079,690

See accompanying notes to financial statements.

Aviva Securities, LLC

Statement of Operations

	Year Ended December 31, 2011
Revenues	
Broker dealer commission revenue	$ 129,279
Realized and unrealized gains on investments	93,690
Concession revenue	15,362
Interest income	286,008
	524,339
Expenses	
Broker dealer commission expense	129,279
Salaries and facilities expense	78,633
FINRA fee	91,225
Other operating expense	10,522
	309,659
Net income	$ 214,680

See accompanying notes to financial statements.

Aviva Securities, LLC

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2011	$ 5,000	$ 12,643,366	$ (2,383,356)	$ 10,265,010
Net income	–	–	214,680	214,680
Distribution to parent	–	(3,400,000)	–	(3,400,000)
Balance at December 31, 2011	$ 5,000	$ 9,243,366	$ (2,168,676)	$ 7,079,690

See accompanying notes to financial statements.

Aviva Securities, LLC

Statement of Cash Flows

	Year Ended December 31, 2011
Operating activities	
Net income	$ 214,680
Adjustment to reconcile net income to net cash used in operating activities:	
Realized and unrealized gains on investments	(93,690)
Accretion of bond discount	(5,633)
Change in:	
Other assets	478
Amounts due to/from affiliates	(134,282)
Net cash used in operating activities	(18,447)
Financing activities	
Distribution to parent	(3,400,000)
Net decrease in cash	(3,418,447)
Cash and cash equivalents at beginning of year	4,708,541
Cash and cash equivalents at end of year	$ 1,290,094

See accompanying notes to financial statements.

Aviva Securities, LLC

Notes to Financial Statements

December 31, 2011

Note 1: Summary of Significant Accounting Policies

Organization and Basis of Presentation

Aviva Securities, LLC (the Company) is a wholly owned subsidiary of Aviva Life and Annuity Company (ALAC), an indirect wholly owned subsidiary of Aviva USA Corporation. The Company serves as a principal underwriter/distributor for existing variable annuity insurance products. New variable annuity insurance product sales were discontinued in 2002.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standard Board (FASB) issued authoritative guidance that requires new disclosures about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, effective January 1, 2011. This adoption did not have a material impact on the Company's results of operations or financial position.

In May 2011, FASB issued authoritative guidance which amended existing guidance in order to achieve common fair value measurement and disclosure requirements between U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance is effective January 1, 2012 and is applied prospectively. This adoption will not have a material impact on the Company's results of operations or financial position.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Note 1: Summary of Significant Accounting Policies (continued)

Fixed Maturity Securities

The Company carries fixed maturity securities at fair value on its statement of financial condition, classified as trading securities. Unrealized gains and losses in fair value from period to period, as well as realized gains and losses on disposals, are reported as realized and unrealized gains on investments within the Statement of Operations.

Broker Dealer Commission Revenue and Expense

ALAC pays commission expenses to third-party broker dealers on behalf of the Company. For purposes of financial statement presentation, the Company records broker dealer commission revenue and offsetting broker dealer commission expense to reflect the receipt and payment of these amounts on its behalf.

Concession Revenue

Concession revenue is calculated by taking a specific percentage of all variable annuity premiums received by ALAC and represents compensation for policy administration.

Income Taxes

The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of the Company's owner.

Note 2: Investments

The Company's fixed maturity securities at December 31, 2011 consisted of corporate bonds with amortized cost of $5,208,951, gross unrealized losses of $46,388, gross unrealized gains of $567,561 and fair value of $5,730,124. The amortized cost and fair value of the securities at December 31, 2011 are summarized by stated maturity as follows:

	December 31, 2011	
	Amortized Cost	**Fair Value**
Due in 1 - 5 years:	$ 3,002,949	$ 3,326,290
Due in 5 - 10 years:	2,206,002	2,403,834
	$ 5,208,951	$ 5,730,124

There were no purchases or sales of any securities during the year.

Note 3: Fair Value

ASC 820, *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Note 3: Fair Value (continued)

The following table presents the Company's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2011.

As of December 31, 2011:	Level 1	Level 2	Level 3	Total
Fixed maturity securities	$ –	$5,730,124	$ –	$5,730,124

For the financial instruments classified as having Level 2 valuation inputs, a market approach is utilized. At December 31, 2011, there were no financial instruments with valuation inputs classified as Level 3, nor were there assets or liabilities that were measured at fair value on a non-recurring basis. There were no transfers between levels in the fair value hierarchy during 2011.

Note 4: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $6,555,162, which was $6,550,162 in excess of its required net capital of $5,000. At December 31, 2011, the Company had no debt. The net capital rules may effectively restrict the payment of dividends.

Note 5: Related-Party Matters

The Company has entered into service agreements with Aviva Investors North America, Inc. (AINA), a wholly owned subsidiary of Aviva USA Corporation, and with Inflective Asset Management, LLC (Inflective), a subsidiary of AINA. Under the terms of the agreements, the Company has been appointed and authorized to distribute shares of hedge funds offered by AINA and Inflective in return for a commission on the sale of those funds. Accordingly, AINA and Inflective charged the Company for the use of facilities, services, and personnel of its affiliates in the course of serving as a broker-dealer. The service agreement with Inflective terminated effective May 2, 2011 and Inflective will not be providing any services to the Company prospectively. Personnel costs totaling $54,745, service costs totaling $15,664, building and facility costs totaling $7,805, and supplies and printing costs totaling $419, were charged to the Company in 2011 under the terms of the agreements. These amounts have been recognized as salaries and facilities expense within the Statement of Operations.

Note 5: Related-Party Matters (continued)

During 2011, the Company distributed $3,400,000 of cash to ALAC. This transaction was characterized as a return of paid-in capital.

Note 6: Subsequent Events

The Company has evaluated subsequent events through February 22, 2012, the date that these financial statements were available to be issued, and included all accounting and disclosure requirements related to subsequent events in the financial statements.



Supplementary Information

Aviva Securities, LLC

Computation of Net Capital – Part IIA

December 31, 2011

Computation of Net Capital

1. Total ownership equity from statement of financial condition		$ 7,079,690
2. Deduct ownership equity not allowable for net capital		–
3. Total ownership equity qualified for net capital		7,079,690
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other deductions or allowable credits		–
5. Total capital and allowable subordinated liabilities		7,079,690
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition		(59,472)
7. Other additions and/or allowable credits:		
Deferred tax on unrealized appreciation of investments		–
8. Net capital before haircuts on securities positions		7,020,218
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments		
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit, and commercial paper	–	
2. U.S. and Canadian government obligations	–	
3. State and municipal government obligations	–	
4. Corporate obligations	–	
5. Stocks and warrants	–	
6 Options	–	
7. Arbitrage	–	
8. Other securities	393,457	
D. Undue concentration	71,599	
E. Other	–	
10. Net capital		$ 6,555,162

Aviva Securities, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ –
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		6,550,162
15. Net capital less greater of 10% of line 19 or 120% of line 12		6,549,162

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition		$ –
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts		–
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		–
19. Total aggregate indebtedness		$ –
20. Percentage of indebtedness to net capital (line 19 ÷ by line 10)		0.00%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.00%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

Aviva Securities, LLC

Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2011

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    A. (k)(1) – Limited business (mutual funds and/or variable annuities only) ________
    B. (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" maintained ___X___
    C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm________________. ________
    D. (k)(3) – Exempted by order of the Commission

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